Exhibit 99.1

August 7, 2019

Ms. Nora Mead Brownell

Chair of the Board

PG&E Corporation

77 Beale Street

P.O. Box 770000

San Francisco, California 94177

Re: Chapter 11 Plan Backstop Commitment Letter and Related Documents

Ms. Brownell,

As disclosed earlier today in a Schedule 13D filing with the Securities and Exchange Commission, Abrams Capital Management, L.P. (“Abrams”) and Knighthead Capital Management, LLC (“Knighthead”) on behalf of funds and accounts that they manage and/or advise, agreed to act in concert to develop a proposal to provide equity capital commitments in support of a plan of reorganization (“POR”) by PG&E Corporation (“PG&E” or the “Company”). Enclosed are the backstop commitment letters (the “Backstop Commitments”) that Abrams and Knighthead have prepared. Abrams’ and Knighthead’s decision to pursue this course of action is driven by many considerations, which are summarized below. At the most basic level, we are motivated by a desire to provide a clear pathway for the Company to raise needed capital in a fair, efficient and transparent manner so that it can satisfy all of its obligations quickly and responsibly.

PG&E is currently working its way through a complicated restructuring process. As a result of significant wildfire liabilities and related capital obligations, the Company faces a material need for new funding. Capital commitments must be made available quickly in order to allow PG&E to exit bankruptcy on the timeline prescribed by the requirements of the recently passed Assembly Bill 1054. However, unlike the unsolicited proposal proffered by the ad-hoc group of creditors, our proposed construct would not seek to undervalue the company, subvert the bankruptcy process or disadvantage one group of financial stakeholders to benefit another. In fact, we believe the Company has made it clear that it is open to fair- minded proposals from existing equity holders. A further differentiating factor is that our proposed transaction does not limit participation to a small group of investors at the expense of others.

The capital raised under the construct we have developed provides a platform for the Company to pursue the objectives it laid out in its July 18th bankruptcy court filing, which include:

•	Payment in full or reinstatement of all pre-petition debt obligations;

•	Payment in full of all pre-petition trade and employee-related claims;

•	Satisfaction of all pre-petition wildfire claims in amounts agreed upon or as otherwise allowed by the court;

•	Payment of post-petition interest on all unsecured pre-petition claims;

•	Assumption of all PPAs and community choice aggregation servicing agreements;

•	Assumption of all collective bargaining agreements, and

•	Participation in the go-forward California Wildfire Fund.

Additionally, we support promoting California’s environmental goals and ensuring that the Company files a plan of reorganization that achieves ratepayer neutrality.

We believe that our capital proposal provides the Company with a foundation upon which a more fully developed capital plan and plan of reorganization can be built. Such a capital plan may include other, more efficient sources of capital that will both accelerate the process of paying claimants and return the Company to a more traditional position in the capital markets. Importantly, the goal of the Company should be to pursue a path forward that attracts traditional utility investors and reduces its prospective cost of capital.

By demonstrating independent access to equity capital on reasonable terms, the Company’s access to more economical financing will be materially enhanced. Indeed, a well-established interest in debt issued by the Company and its subsidiaries already exists, as evidenced by the fact that its defaulted ten year debt is trading above par and at an implied yield to maturity of just over 4%.

In order to provide transparency on the Backstop Commitments, we have provided a one page summary as an attachment to this letter. The Backstop Commitments contemplate funding new equity at a multiple of approximately eleven times fully diluted 2021 earnings. They ensure that the Company will have access to capital it can rely upon so that it can file its plan of reorganization that pays all claims in full. They also establish a platform for the Company to seek more traditional utility investors and capital solutions. Importantly, the Backstop Commitments are not restrictive. They provide the Company the freedom to raise debt and equity capital on terms that are more advantageous or issue Mandatory Convertible Preferred Stock on terms outlined in the Backstop Commitment. All such other sources of capital will reduce the funding required by the backstop commitment.

As more fully described in the Backstop Commitments, the Company is required to adhere to certain objectives that will benefit all stakeholders. The Company must file a plan of reorganization that is acceptable to its shareholders, who ultimately bear the entire burden of funding claims, obligations and the future commitments of the Company. PG&E must also resolve its bankruptcy proceedings on a timeline consistent with the provisions of Assembly Bill 1054 and do so without the incurrence of any material wildfires in its service area.

We look forward to working constructively with the Company to develop a plan of reorganization and capital plan that allows it to achieve the important objectives that it has articulated. We believe that access to capital is the cornerstone to ensure that PG&E is a robust utility, focused on delivering clean, safe and reliable power to its customers. We support the board and management team in their efforts to achieve these important goals.

Sincerely,

Abrams Capital Management, L.P., on behalf of itself and its managed or controlled funds

/s/ David Abrams
Name:	David Abrams
Title:	Managing Member of its General Partner

Knighthead Capital Management, LLC
solely on behalf of certain funds and accounts it managed and/or advises

/s/ Thomas A. Wagner
Name:	Thomas A. Wagner
Title:	Managing Member

Preliminary and Subject to Material Revision

Calculation of Backstop

$20 billion of Sources

Key Assumptions	
Applicable Utility Index Multiple	19.1x
Backstop Discount	42.5%
PG&E Debt	$5,000
Backstop Commitment	$15,000
Backstop Commitment Fee	1.0%
Backstop Funding Fee	2.0%

Calculation of PG&E 2021E Net Income	
2021E Average Rate Base	$47,927
(x) Authorized Equity Ratio	52.0%
(x) 2021E ROE[1]	10.3%
(-) Fund Contribution (Post-Tax)	(138)
(-) Non-Convertible Pref Dividends	(14)
(-) PG&E Debt Interest (Post-Tax)	(144)
(-) WRB Deductions (Post-Tax)	-
PG&E 2021E Net Income	$2,258

> Price Threshold calculations shown to the right assume the Additional Capital Sources (as defined in the Backstop Commitment Letter) are zero, i.e., no HoldCo debt above $5bn, no mandatory convertible preferred stock, and no Wildfire Recovery Bonds

(millions, except per share)		Backstop Commitment	Rights Offering Price Thresholds At Various Rights Offering Amounts		
		$15 billion	**$0-5 billion**	**$5-10 billion**	**$10-15 billion**
Applicable Utility Index Multiple	A	**19.1x**	**19.1x**	**19.1x**	**19.1x**
PG&E 2021E Net Income	B	**$2,258**	**$2,258**	**$2,258**	**$2,258**
Fully Diluted Shares Outstanding	C	**1,411.3**	**1,353.6**	**1,242.5**	**1,039.5**
Baseline Share Price	A x B / C	**$30.58**	**$31.88**	**$34.73**	**$41.52**
(x) Relevant Price Adjustment		57.5%	67.5%	70.0%	72.5%
Backstop Price		**$17.58**	**$17.58**	**$17.58**	**$17.58**
Rights Offering Price Threshold		**NA**	**$21.52**	**$24.31**	**$30.10**
Implied P/E Multiple		***11.0x***	***12.9x***	***13.4x***	***13.9x***
Sources of Capital					
Backstop Funding		$15,000	$10,000	$5,000	$-
Rights Offering		-	5,000	10,000	15,000
PG&E Debt		5,000	5,000	5,000	5,000
Total Sources of Capital		$20,000	$20,000	$20,000	$20,000
Calculation of Fully Diluted Shares Outstanding at the Effective Date					
Shares Outstanding as of Latest Filing		529.2	529.2	529.2	529.2
(+) Outstanding RSUs / PSUs		3.4	3.4	3.4	3.4
(+) Shares of New Common Stock to Backstop		853.1	568.7	284.4	-
(+) Backstop Commitment Fee		8.5	8.5	8.5	8.5
(+) Backstop Funding Fee		17.1	11.4	5.7	-
(+) Shares of New Common Stock to Rights Offering		-	232.3	411.3	498.3
Fully Diluted Shares Outstanding		1,411.3	1,353.6	1,242.5	1,039.5

(1) Based on the Company's current authorized cost of capital; Subject to revision based on the Company's current cost of capital proceeding.